U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING
                                 FOR FORM 10-QSB

      For Period Ended                       Commission File No. 0-15224
        March 31, 2004                          CUSIP No. 0074223 06 5

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of a filing above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

                       ADVANCE DISPLAY TECHNOLOGIES, INC.
                            (Full Name of Registrant)

                    7334 So. Alton Way, Building 14, Suite F
                            Englewood, Colorado 80112
                     (Address of Principal Executive Office)

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

                  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

                  (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portions thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Forms 10-KSB, 20-F, 11- K, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         As previously announced, the Company acquired two new businesses, Regent Theaters, L.L.C. ("Theaters") and Regent Releasing, L.L.C. ("Releasing") on November 30, 2003. Also, as previously announced, on April 7, 2004, Stephen P. Jarchow, one of the Company's directors, advised the Company that he was resigning from the Board of Directors effective immediately. Mr. Jarchow's resignation from the Board was accompanied by a claim from Mr. Jarchow on behalf of Regent Entertainment Partnership, L.P. ("Regent Entertainment") that, because the Company had breached its obligations under the November 30, 2003 Unit Purchase Agreement (the "UPA") between the Company and Regent Entertainment effecting the Company's purchase of all of the membership interests in Theaters and Releasing, those transactions should be considered null and void. The Company does not anticipate that it will ultimately retain ownership of Theaters and Releasing. This dispute, and the likelihood that the Company will no longer own Theaters and Releasing, has caused delays in the preparation of the Company's Form 10-QSB. Accordingly, the Company cannot file the subject report within the prescribed time period without incurring unreasonable effort or expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

         Matthew W. Shankle         (303) 267-0111

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

         [X]  Yes          [  ]  No

(3) Is it anticipated that any significant change in results of operation from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
         [X]  Yes          [  ]  No

The Company will report higher revenues for the quarter in 2004 on account of the inclusion of the operations of Regent Theaters, LLC for the quarter but the net loss for the quarter is expected to be 25% higher from that in the same quarter in 2003.

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                       Advance Display Technologies, Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  May 18, 2004                         By: /S/MATTHEW W. SHANKLE
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                                                Matthew W. Shankle, President